Exhibit 99.1

PNI Digital Media Settles Dispute With Bloom Stationers LLC

Vancouver, BC – May 5, 2014 - PNI Digital Media (TSX: PN) (OTCQB: PNDMF) (the “Company”) announced today the settlement of a dispute with Bloom Stationers LLC (“Bloom”) in which Bloom alleged certain violations of the terms of an amended and restated master development and services agreement between Bloom and the Company.  The dispute was referred to arbitration on January 28, 2014.

Although the Company believes it had a strong defense to the claim, in order to pursue certain strategic initiatives determined to be in the best interests of the Company, the Company agreed to settle the claim for US$5.22 million. In settling, the Company received a full and final release from Bloom from the terms of the master development and services agreement, a license to use Bloom intellectual property, and a covenant by Bloom not to sue the Company.

About PNI Digital Media - The world’s leading retailers rely on the PNI Digital Media Platform to sell millions of personalized products every year. The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, or connected mobile devices and tablets with retailers that want to deploy proven omni-channel strategies and use on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards, greeting cards, wedding invitations, stationery and more. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide. Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
TMX Equicom
James Binckly
(416) 815-0700 x228
jbinckly@tmxequicom.com

PNI Digital Media Inc.
Cameron Lawrence
(604) 893-8955 x1203
ir@pnimedia.com
www.pnimedia.com

For Media Relations:
TMX Equicom
Crystal Quast
(416) 815-0700 x266
CQuast@tmxequicom.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties, including those related to the completion of the Arrangement and the expected timing therefor. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to shareholder and court approvals, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice, and PNI does not undertake any obligation to publicly update or revise any forward-looking statements, except as required by law. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.